SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 2)
Tollgrade Communications, Inc. (Name of Issuer)

Common Stock, $0.20 par value per share (Title of Class of Securities)

889542106 (CUSIP Number)

Steven J. Lynch
c/o Bradford Capital Partners
133 Freeport Road
Pittsburgh, PA 15215
412-781-7400

with a copy to:

Jonathan F. Wolcott
Holland & Knight LLP
1600 Tysons Boulevard, Suite 700
McLean, VA 22102

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2008 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 889542106

1	Names of reporting persons

Bradford Capital Partners
2	Check the appropriate box if a member of a group (see instructions
(a) ☐
(b) ☒ joint filers
3	SEC Use Only

4	Source of funds (see instructions)

BK, AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

Pennsylvania
	7	Sole Voting Power

		1,547,053
Number of	8	Shared Voting Power
Shares
Beneficially
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		1,547,053
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,547,053
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

11.65%
14	Type of Reporting Person (See Instructions)

PN

CUSIP No. 889542106

1	Names of reporting persons

BCP Investment LLC
2	Check the appropriate box if a member of a group (see instructions
(a) ☐
(b) ☒ joint filers
3	SEC Use Only

4	Source of funds (see instructions)

BK, AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

Pennsylvania
	7	Sole Voting Power

		1,547,053
Number of	8	Shared Voting Power
Shares
Beneficially
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		1,547,053
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,547,053
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

11.65%
14	Type of Reporting Person (See Instructions)

OO

CUSIP No. 889542106

1	Names of reporting persons

Bradford Capital Financial Services, LP
2	Check the appropriate box if a member of a group (see instructions
(a) ☐
(b) ☒ joint filers
3	SEC Use Only

4	Source of funds (see instructions)

AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

Pennsylvania
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

0.00%
14	Type of Reporting Person (See Instructions)

PN

CUSIP No. 889542106

1	Names of reporting persons

Bradford Capital Corp.
2	Check the appropriate box if a member of a group (see instructions
(a) ☐
(b) ☒ joint filers
3	SEC Use Only

4	Source of funds (see instructions)

AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

Pennsylvania
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

0.00%
14	Type of Reporting Person (See Instructions)

CO

CUSIP No. 889542106

1	Names of reporting persons

Steven J. Lynch
2	Check the appropriate box if a member of a group (see instructions
(a) ☐
(b) ☒ joint filers
3	SEC Use Only

4	Source of funds (see instructions)

BK, AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

United States
	7	Sole Voting Power

Number of	8	Shared Voting Power
Shares
Beneficially		1,547,053
Owned by	9	Sole Dispositive Power
Each Reporting
Person With
	10	Shared Dispositive Power

		1,547,053
11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,547,053
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

11.65%
14	Type of Reporting Person (See Instructions)

IN

CUSIP No. 889542106

1	Names of reporting persons

Joseph L. Calihan
2	Check the appropriate box if a member of a group (see instructions
(a) ☐
(b) ☒ joint filers
3	SEC Use Only

4	Source of funds (see instructions)

BK, AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

United States
	7	Sole Voting Power

Number of	8	Shared Voting Power
Shares
Beneficially		1,547,053
Owned by	9	Sole Dispositive Power
Each Reporting
Person With
	10	Shared Dispositive Power

		1,547,053
11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,547,053
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

11.65%
14	Type of Reporting Person (See Instructions)

IN

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase cost of the 1,547,053 shares of the Issuer’s Common Stock owned by Bradford Capital Partners is approximately $9,710,842. In 2004, Bradford Capital Partners purchased an aggregate of 449,782 shares of Common Stock at an aggregate cost of $4,079,937. A portion of the purchase price for these 2004 purchases was obtained from a bank loan made in the ordinary course of business. The funding for the all of the other acquisitions of shares of the Issuer’s Common Stock came from contributions by the limited partners of Bradford Capital Partners.

Item 5 is hereby amended and restated to read as follows:

(a) and (b):

Bradford Capital Partners is the beneficial owner of 1,547,053 shares of the Issuer’s Common Stock, representing approximately 11.65% of the outstanding Issuer’s Common Stock as of June 28, 2008. BCP Investment LLC, is the general partner of Bradford Capital Partners and, as such, may be deemed to be the beneficial owner of the 1,547,053 shares of the Issuer’s Common Stock held by Bradford Capital Partners. BCP Investment LLC has sole voting and dispositive power over the shares owned by Bradford Capital Partners.

Bradford Capital Financial Services, LP is the beneficial owner of 0 shares of the Issuer’s Common Stock, representing approximately 0.00% of the outstanding Issuer’s Common Stock as of June 28, 2008. Bradford Capital Corp. is the general partner of Bradford Capital Financial Services, LP. Bradford Capital Financial Services, LP has sold all of the shares of which it was the beneficial holder. Thus, effective immediately, Bradford Capital Financial Services, LP and Bradford Capital Corp. will be excluded from all future amendments to this filing.

Except to the extent that either of Steven L. Lynch or Joseph L. Calihan may be deemed beneficial owners of the 1,547,053 shares beneficially owned by Bradford Capital Partners, representing approximately 11.65% of the outstanding Issuer’s Common Stock as of June 28, 2008, as of the date hereof, neither Steven L. Lynch nor Joseph L. Calihan own any shares of the Issuer’s Common Stock. Messrs. Lynch and Calihan are the managers of BCP Investment LLC and Mr. Calihan is the sole member of BCP Investment LLC, and, as such, Messrs. Lynch and Calihan may be deemed to have shared voting and dispositive power over the 1,547,053 shares collectively owned by Bradford Capital Partners.

(c): Set forth below are the sales of shares of the Issuer’s Common Stock made by Bradford Capital Financial Services, LP in the last 40 days, all of which were sold in the open market.

	Shares
Date	Sold	Range of Prices

9/2/2008	10,200	$6.71 - $6.71

Set forth below are the sales of shares of the Issuer’s Common Stock made by Bradford Capital Partners in the last 40 days, all of which were sold in the open market.

	Shares
Date	Sold	Range of Prices

9/2/2008	751	$6.73 - $6.73
9/3/2008	2,849	$6.67 - $6.74
9/4/2008	2,654	$6.51 - $6.68
9/5/2008	470	$6.78 - $6.80

(d): Not applicable.

(e): Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRADFORD CAPITAL PARTNERS
a Pennsylvania limited partnership
By: BCP INVESTMENT LLC
its General Partner

By:
Name: Steven J. Lynch
Title: President, Secretary and Treasurer
Date: September 7, 2008

BCP INVESTMENT LLC
a Pennsylvania limited liability company

By:
Name: Steven J. Lynch
Title: President, Secretary and Treasurer
Date: September 7, 2008

BRADFORD CAPITAL FINANCIAL SERVICES, LP
a Pennsylvania limited partnership
By: BRADFORD CAPITAL CORP.
its General Partner

By:
Name: Steven J. Lynch
Title: President, Secretary and Treasurer
Date: September 7, 2008

BRADFORD CAPITAL CORP.
a Pennsylvania corporation

By:
Name: Steven J. Lynch
Title: President, Secretary and Treasurer
Date: September 7, 2008

Steven J. Lynch, an individual
Date: September 7, 2008

Joseph L. Calihan, an individual
Date: September 7, 2008

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).